EXHIBIT 12.1

	Nine Months
	Ended December 31,	Fiscal Year Ended March 31,
	2016	2016	2015	2014	2013
Earnings: (1)
Earnings before income taxes	240,338	219,252	252,927	181,804	84,096
Add: Fixed charges	17,222	18,539	16,631	18,171	15,791
Add: Amortization of capitalized interest and FIN 48 Interest	402	536	(3,311)	1,117	945
Add: Cash distributions from equity method investments	33,250	37,250	40,375	37,750	28,500
Subtract: Income from equity method investments	(31,371)	(39,083)	(44,967)	(37,811)	(32,507)
Total Earnings	259,841	236,494	261,655	201,091	96,825

Fixed Charges: (2)
Interest expense	15,755	16,583	15,590	17,646	15,467
Interest component of rent expense	1,467	1,956	1,041	525	324
Total Fixed Charges	17,222	18,539	16,631	18,171	15,791

Ratio of Earnings to Fixed Charges	15.1x	12.8x	15.7.1x	11.1x	6.1x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.